SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING REVISION OF NTT DATA CORPORATION’S BUSINESS RESULTS FORECASTS FOR FISCAL YEAR ENDING MARCH 31, 2008

On March 17, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning revision of NTT DATA CORPORATION’s business results forecasts for the fiscal year ending March 31, 2008. NTT DATA CORPORATION is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: March 17, 2008

Mar 17, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice Concerning Revision of NTT DATA CORPORATION’s Business Results Forecasts

NTT DATA CORPORATION, a subsidiary of Nippon Telegraph and Telephone Corporation, hereby announces its revision to the business results forecasts for the fiscal year ending March 31, 2008, announced on January 30, 2008, with results of the third quarter ended December 31, 2007 (announced on October 31, 2007, with results of the second quarter ended September 30, 2007, for non-consolidated results), in accordance with changing trend in its business performance and other factors.

For further inquiries please contact:
(Mr.) Nittono or (Mr.) Araki
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
Fax: +81-3-5205-5589

March 17, 2008

NTT DATA CORPORATION Announces Revision of its Business Results Forecasts

NTT DATA CORPORATION hereby announces its revision of forecasts for the fiscal year ending March 31, 2008, announced at the time when the results of the third quarter ended December 31, 2007 were released on January 30, 2008 (for non-consolidated results, the forecasts were announced at the time when results of the second quarter ended September 30, 2007 were released on October 31, 2007). The revision is being made due to the changing trend of its business performance and other factors.

1.	Revision of the business results forecasts for the fiscal year ending March 31, 2008 (April 1, 2007, to March 31, 2008)

1)	Consolidated results forecast

	(Units: Millions of yen; %)
	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	1,080,000	95,000	91,000	51,000
Revised forecast (B)	1,080,000	95,000	91,000	29,000
Difference (B-A)	—	—	—	(22,000)
Percentage difference (%)	—	—	—	(43.1)
(Reference) Results of preceding fiscal period (ended March 31, 2007)	1,044,918	90,250	85,769	50,637

2)	Non-consolidated results forecast

	(Units: Millions of yen; %)
	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	835,000	82,000	79,000	47,000
Revised forecast (B)	835,000	82,000	79,000	26,000
Difference (B-A)	—	—	—	(21,000)
Percentage difference (%)	—	—	—	(44.7)
(Reference) Results of preceding fiscal period (ended March 31, 2007)	856,340	81,137	74,472	46,286

2.	Cause of the revision

Due to factors such as revision of our secondment program, approximately 40 billion yen and 39 billion yen will be accounted for as extraordinary losses on a consolidated and non-consolidated basis, respectively. As a result, net income for this fiscal year ending March 31, 2008 is projected to be lower than the previously announced forecast.

*The above forecasts are based on the information available as of the day of this release. Due to various unexpected circumstances, actual results may be different from these forecasts.

For more information, please contact:
Public Relations Department
NTT DATA CORPORATION
Tel: +81-3-5546-8051